Exhibit (a)(1)(xi)

Contact:	Stephen C. Vaughan

Vice President and

Chief Financial Officer

(405) 225-4800

SONIC ANNOUNCES NEW CREDIT AGREEMENT

AND SATISFACTION OF FINANCING CONDITION

UNDER ITS MODIFIED “DUTCH AUCTION” TENDER OFFER

OKLAHOMA CITY (September 14, 2006) – Sonic Corp. (NASDAQ: SONC), the nation’s largest chain of drive-in restaurants, today announced that, in connection with its previously announced modified “Dutch Auction” tender offer, it has signed a $775 million credit agreement (the “Credit Agreement”) with a syndicate of financial institutions led by Banc of America Securities LLC and Lehman Brothers Inc.

The Credit Agreement provides for a new senior secured credit facility, which consists of a $100 million, five-year revolving credit facility and a $675 million, seven-year term loan facility. The proceeds of the term loan facility and a portion of the revolving credit facility will be used to fund the purchase of shares tendered in the tender offer, refinance certain of Sonic’s existing indebtedness and pay the related fees and expenses. Funding under the Credit Agreement is subject to certain conditions, including the condition that shares of Sonic common stock have been accepted for payment in the tender offer.

The completion of financing on terms and conditions satisfactory to Sonic had been a condition to completion of the tender offer. This condition has now been deemed satisfied by Sonic.

Interest on loans under the new senior secured credit facility will be payable at per annum rates equal to (1) in the case of the revolving credit facility, initially, LIBOR plus 175 basis points and adjusting over time based upon Sonic’s leverage ratio and (2) in the case of the term loan facility, initially, LIBOR plus 200 basis points and adjusting over time based upon Sonic’s credit ratings with Moody’s Investors Service Inc.

Sonic will pay a commitment fee on the unused portion of the revolving credit facility, starting at .375% and adjusting over time based upon Sonic’s leverage ratio.

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SONC Announces New Credit Agreement

September 14, 2006

Stockholders who wish to review the complete terms of the Credit Agreement may review the copy of the Credit Agreement filed as an exhibit to Amendment No. 3 to the Schedule TO filed today with the Securities and Exchange Commission.

After completion of the tender offer, subject to market conditions, Sonic may pursue a refinancing of its new senior secured credit facility with a securitized transaction and has engaged Lehman Brothers as its sole structuring advisor to evaluate the securitized transaction.

Stockholders with questions or who would like additional copies of the tender offer documents may call the information agent, Georgeson Inc. at (866) 295-3782. Banks and brokers may call (212) 440-9800.

Sonic, America’s Drive-In, originally started as a hamburger and root beer stand in 1953 in Shawnee, Okla., called Top Hat Drive-In, and then changed its name to Sonic in 1959. The first drive-in to adopt the Sonic name is still serving customers in Stillwater, Okla. Sonic has approximately 3,200 drive-ins coast to coast and in Mexico. More than a million customers eat at Sonic every day. For more information about Sonic Corp. and its subsidiaries, visit Sonic at www.sonicdrivein.com.

This press release is for informational purposes only and is not an offer to buy, or the solicitation of an offer to sell, any shares. The full details of the tender offer, including complete instructions on how to tender shares, are included in the offer to purchase, the letter of transmittal and related materials. Stockholders should read carefully the offer to purchase, the letter of transmittal and other related materials because they contain important information. Stockholders may obtain free copies of the offer to purchase and other related materials filed by the company with the Securities and Exchange Commission at the Commission’s website at www.sec.gov. Stockholders also may obtain a copy of these documents, free of charge, from Georgeson Inc., the company’s information agent.

This press release also contains forward-looking statements within the meaning of the federal securities laws. Forward-looking statements reflect management’s expectations regarding future events and operating performance and speak only as of the date hereof. These forward-looking statements involve a number of risks and uncertainties. Factors that could cause actual results to differ materially from those expressed in, or underlying, these forward-looking statements are detailed in the company’s annual and quarterly report filings with the Securities and Exchange Commission. The company undertakes no obligation to publicly release revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unforeseen events, except as required to be reported under the rules and regulations of the Securities and Exchange Commission.

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